Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED
2005 AUG -1 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2005 JUL 3? A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

05010088

Our Ref: LB/CS/24/3

Your Ref: 82-2782

27 July 2005

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcement's issued on behalf of Kelda Group plc with effect from:-

- 26 July 2005 – Holding(s) in Company
- 27 July 2005 – Results of Annual General Meeting

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	16:36 26-Jul-05
Number	PRNUK-2607

Kelda Group plc

Kelda Group plc announces that it has received a notification today, dated 26 July 2005, from Zurich Financial Services and its Group stating that it has ceased to have a notifiable interest over shares in Kelda Group plc.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Result of AGM
Released	14:34 27-Jul-05
Number	PRNUK-2707

AGM Resolutions

Kelda Group plc announces that resolutions in respect of the following matters were approved at today's annual general meeting.

Resolution 9 - Authority to allot shares

Resolution 10 - Allotment of shares for cash

Resolution 11 - Purchase of ordinary shares

Resolution 9 was passed as an ordinary resolution and resolutions 10 and 11 as special resolutions.

Copies of these resolutions will shortly be available at the UKLA Document Viewing Facility which is situation at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7676 1000.

All other resolutions which dealt with Ordinary Business, as defined in the Listing Rules, were also passed.

Contact:

Philip Hudson

Group Company Secretary

Tel: 01274 804110

END

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